Exhibit 99.3

Have questions about this notice? Call the Toll Free Number below or scan the QR code to find out more Toll Free – 1-866 964-0492 www.computershare.com/ noticeandaccess Notice of Availability of Proxy Materials for the Canada Goose Holdings Inc.’s Annual General and Special Meeting of Shareholders Meeting Date and Location: When: August 12, 2022 Where: Virtual meeting via live webcast 10:00 am (Eastern Time)    https://web.lumiagm.com/412574334 You are receiving this notice to advise that the proxy materials for the above noted shareholders’ meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the management information circular and other proxy materials before voting. The management information circular and other relevant materials are available at: http://www.envisionreports.com/ZZGQ2022 OR www.sedar.com How to Obtain Paper Copies of the Proxy Materials If you would like to receive paper copies of the proxy materials by mail, you must make a request. Requests for paper copies may be made using your Control Number as it appears on your enclosed Voting Instruction Form or Form of Proxy. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests for paper copies must be received no later than July 28, 2022. If you do request a paper copy of the proxy materials, please note that another Voting Instruction Form or Form of Proxy will not be sent; please retain your current one for voting purposes. For Holders with a 15 digit Control Number: For Holders with a 16 digit Control Number: You may request paper copies of the materials by calling You may request paper copies of the materials by calling Toll Free, within North America—1-866-962-0498 or Toll Free, within North America—1-877-907-7643 or direct, from Outside of North America—(514) 982-8716 direct, from Outside of North America—905-507-5450 and and entering your control number as indicated on your entering your control number as indicated on your Voting Voting Instruction Form or Form of Proxy. Instruction Form. To obtain paper copies of the proxy materials after the To obtain paper copies of the proxy materials after the meeting date, please contact 1-416-780-9850. meeting date, please contact 1-877-907-7643

Notice of Meeting of Shareholders The resolutions to be voted on at the meeting are listed below along with the Sections within the management information circular where disclosure regarding the matter can be found. 1. Election of Directors – Section “Business of the Meeting – Election of Directors” of the management information circular of the company dated June 24, 2022. 2. Appointment of Auditor – Section “Business of the Meeting – Appointment of Auditor” of the management information circular of the company dated June 24, 2022. 3. Amendment of the Company’s Omnibus Incentive Plan – Section “Business of the Meeting – Amendment of the Omnibus Incentive Plan” of the management information circular of the company dated June 24, 2022. Voting PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed Voting Instruction Form or Form of Proxy as further described in the section “General Information—Voting Information” of the management information circular of the company dated June 24, 2022. PLEASE REVIEW THE MANAGEMENT INFORMATION CIRCULAR PRIOR TO VOTING This year again the company is holding its annual general meeting of shareholders as a completely virtual meeting, which will be conducted via live webcast. Shareholders will not be able to attend the meeting in person. Only registered shareholders and duly appointed proxyholders will be entitled to attend, participate or vote at the meeting. Non-registered shareholders who have not duly appointed themselves as proxyholder will not be able to attend, participate or vote at the meeting. Shareholders who wish to appoint a third party proxyholder to represent them at the Meeting (including non-registered shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting) MUST submit their duly completed proxy or voting instruction form AND register their proxyholder by no later than 10:00 am (Eastern time) on August 10, 2022. Non-registered shareholders located in the United States must also provide Computershare with a duly completed Legal proxy if they wish to attend, participate or vote at the meeting or appoint a third party as their proxyholder (see “General Information—Voting Information—Appointment of a Third Party as Proxy” of the Management Information Circular of the company dated June 24, 2022 for more details). For more information on how to attend, participate or vote at the meeting, how to deposit a proxy, how to appoint and register a proxyholder and how to vote, please refer to the subsection “General Information – Voting Information” of the management information circular of the company dated June 24, 2022. Annual financial statements delivery • Only registered and beneficial holders who opted to receive one.